UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 24, 2018

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three month periods ended March 31, 2018 and 2017. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2017 annual report filed on Form 20-F with the Securities and Exchange Commission (the “2017 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; and other factors listed from time to time in the Navios Logistics’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and in the cabotage trades along the eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three port storage and transfer facilities, one for agricultural and forest related exports located in Uruguay, one for mineral-related exports located in Uruguay and one for refined petroleum products located in Paraguay. Navios Logistics complements its port terminals with a diverse fleet of 337 barges and pushboats that operate in its barge business, and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered in the second quarter of 2018, which operate in its cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral-related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facilities in Nueva Palmira have a total storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 345 vessels, barges and pushboats of which 343 are owned and two are chartered-in. Of the 343 owned vessels, barges and pushboats, a river and estuary tanker is expected to be delivered in the second quarter of 2018.

Two chartered-in tank barges in the Company’s current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.9 years. Charter-in contracts with duration of more than one year at inception are considered to be long-term.

The following is the current core fleet as of May 24, 2018:

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/Brake Horsepower (BHP)		Description
Pushboats	27	95,920 BHP		Various Sizes and Horsepower
Dry Barges	271	480,850 DWT		Dry Cargo
Tank Barges (1)	36	112,187 m	[3]	Liquid Cargo
LPG Barges	3	4,752 m	[3]	LPG

Total	337

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
Helena H(2)	2018	5,000	Double-hulled Product Tanker

Total		87,917

(1)	Two tank barges are chartered-in with total capacity of 1,610 m3.
(2)	New building river and estuary tanker expected to be delivered in the second quarter of 2018.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the barge business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of Navios Logistics’ foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the port terminal business, the barge business and the cabotage business. The port terminal business segment includes the dry and liquid port terminal operations, the barge business segment includes Navios Logistics’ river fleet and the cabotage business segment includes the product tankers.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2018 and 2017. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2018 (unaudited)	Three Month Period ended March 31, 2017 (unaudited)
Time charter, voyage and port terminal revenues	$43,843	$35,789
Sales of products	8,425	8,012
Time charter, voyage and port terminal expenses	(7,826)	(6,567)
Direct vessel expenses	(15,319)	(17,528)
Cost of products sold	(7,983)	(7,453)
Depreciation and amortization	(7,228)	(6,090)
General and administrative expenses	(3,924)	(3,521)
Interest expense and finance cost, net	(9,245)	(5,781)
Gain on sale of assets	28	1,030
Other expense, net	(2,328)	(1,382)

Loss before income taxes	$(1,557)	$(3,491)
Income tax benefit	510	484

Net loss	$(1,047)	$(3,007)

Other Operating Data
Grain Port-tons of cargo moved	306,836	666,000
Iron ore Port-tons of cargo moved	357,434	—
Liquid Port—cubic meters of stored liquid cargos	71,393	53,501
Liquid Port—cubic meters of sales of products	11,610	14,242
Barge—cubic meters of liquid cargos	45,941	97,445
Barge—dry cargo tons	400,425	242,501
Cabotage—cubic meters of liquid cargos	242,720	232,233
Cabotage—available days	621	591
Cabotage—operating days	416	343
Revenues per Segment
Port Business	$24,793	$15,588
Revenue—grain port	$3,150	$6,841
Revenue—iron ore port	$12,220	—
Revenue—liquid port	$998	$735
Sales of products—liquid port	$8,425	$8,012
Barge Business	$16,997	$18,984
Cabotage Business	$10,478	$9,229

For the three month period ended March 31, 2018 compared to the three month period ended March 31, 2017

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended March 31, 2018, Navios Logistics’ time charter, voyage and port terminal revenues increased by $8.0 million or 22.5% to $43.8 million, as compared to $35.8 million for the same period during 2017. Revenue from the port terminal business increased by $8.8 million or 116.1% to $16.4 million for the three month period ended March 31, 2018, as compared to $7.6 million for the same period during 2017. The increase was mainly attributable to the commencement of operations at the new iron ore terminal. Revenue from the cabotage business increased by $1.3 million or 13.5% to $10.5 million for the three month period ended March 31, 2018, as compared to $9.2 million for the same period during 2017, mainly due to an increase in operating days. The overall increase was partially mitigated by $2.1 million or 10.5% decrease in revenue from the barge business to $16.9 million for the three month period ended March 31, 2018, as compared to $19.0 million for the same period during 2017, mainly related to liquid cargo transportation.

Sales of Products: For the three month period ended March 31, 2018, Navios Logistics’ sales of products increased by $0.4 million or 5.2% to $8.4 million, as compared to $8.0 million for the same period during 2017. This increase was attributable to the increase in the Paraguayan liquid port’s price of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended March 31, 2018, time charter, voyage and port terminal expenses increased by $1.2 million or 19.2% to $7.8 million as compared to $6.6 million for the same period during 2017. Time charter and voyage expenses of the port terminal business increased by $1.0 million or 36.5% to $3.7 million for the three month period ended March 31, 2018 as compared to $2.7 million for the same period in 2017. The increase was mainly attributable to the commencement of operations at the new iron ore terminal. Time charter and voyage expenses of the barge business for the three month period ended March 31, 2018 increased by $0.4 million or 13.2% to $3.8 million, as compared to $3.4 million for the same period during 2017. The overall increase was partially mitigated by $0.2 million decrease in time charter and voyage expenses of the cabotage business to $0.3 million or 34.9% for the three month period ended March 31, 2018 as compared to $0.5 million for the same period in 2017.

Direct Vessel Expenses: Direct vessel expenses decreased by $2.2 million or 12.6% to $15.3 million for the three month period ended March 31, 2018, as compared to $17.5 million for the same period in 2017. Direct vessel expenses of the cabotage business decreased by $1.4 million or 16.6% to $7.0 million for the three month period ended March 31, 2018, as compared to $8.4 million for the same period in 2017. This decrease was mainly attributable to reduced crew costs and repair and maintenance expenses. Direct vessel expenses of barge business decreased by $0.8 million or 8.9% to $8.3 million for the three month period ended March 31, 2018, as compared to $9.1 million for the same period in 2017. This decrease was mainly attributable to decreased crew costs. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended March 31, 2018, Navios Logistics’ cost of products sold increased by $0.5 million or 7.1% to $8.0 million, as compared to $7.5 million for the same period during 2017. This increase was mainly attributable to the increase in the Paraguayan liquid port’s price of products purchased.

Depreciation and Amortization: Depreciation and amortization expense increased by $1.1 million or 18.7% to 7.2 million for the three month period ended March 31, 2018, as compared to $6.1 million for the same period in 2017. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended March 31, 2018 amounted to $6.6 million and $0.6 million, respectively, as compared to the depreciation of tangible assets and the amortization of intangible assets for the same period in 2017 which amounted to $5.2 million and $0.9 million, respectively. Depreciation and amortization in the port terminal business increased by $1.4 million or 171.4% to $2.2 million for the three month period ended March 31, 2018, as compared to $0.8 million for the same period during 2017, mainly due to the commencement of operations at the new iron ore terminal. The overall increase was mitigated by a decrease of $0.2 million or 2.7% to $4.3 million for the three month period ended March 31, 2018 in the depreciation and amortization of the barge business, as compared to $4.5 million for the same period during 2017. Depreciation and amortization in the cabotage business decreased by $0.1 million or 15.1% to $0.7 million for the three month period ended March 31, 2018, as compared to $0.8 million for the same period during 2017.

General and Administrative Expenses: General and administrative expenses increased by $0.4 million or 11.4% to $3.9 million for the three month period ended March 31, 2018, as compared to $3.5 million for the same period during 2017, mainly attributable to an increase in professional fees.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $3.4 million or 59.9% to $9.2 million for the three month period ended March 31, 2018, as compared to $5.8 million for the same period of 2017, mainly due to the new Term Loan B Facility (as defined below) issued in the fourth quarter of 2017 and reduced capitalized interest following the completion of the construction of the iron ore terminal. For the three month period ended March 31, 2018, interest expense amounted to $8.6 million, other finance costs amounted to $0.7 million and interest income amounted to $0.1 million. For the three month period ended March 31, 2017, interest expense amounted to $5.5 million and other finance costs amounted to $0.3 million.

Other Expense, Net: Other expense, net increased by $0.9 million or 68.5% to $2.3 million for the three month period ended March 31, 2018, as compared to $1.4 million for the same period of 2017. Other expense, net in the barge business increased by $1.2 million to $1.6 million for the three month period ended March 31, 2018, as compared to $0.4 million for the same period during 2017. This increase was mainly due to the income recorded from an arbitration award in the first quarter of 2017. The overall increase was partially mitigated by a decrease of $0.2 million or 16.9% in other expense, net in the cabotage business to $0.7 million for the three month period ended March 31, 2018, as compared to $0.9 million for the same period during 2017. Other expense, net in the port terminal business decreased by $0.1 million or 56.2% to zero for the three month period ended March 31, 2018, as compared to $0.1 million for the same period during 2017.

Gain on sales of assets: Gain on sales of assets amounted to less than $0.1 million for the three month period ended March 31, 2018, as compared to $1.0 million for the same period during 2017, mainly attributable to the sale of two self-propelled barges in the first quarter of 2017.

Income Tax benefit: Income tax benefit remained stable at $0.5 million for the three month period ended March 31, 2018, as compared to the same period of 2017. The cabotage business had an increase of $0.2 million to $0.1 million income tax benefit for the three month period ended March 31, 2018 as compared to $0.1 million income tax expense for the same period in 2017. The barge business had a decrease of $0.2 million or 32.0% to $0.4 million income tax benefit for the three month period ended March 31, 2018 as compared to $0.6 million income tax benefit for the same period in 2017.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund its operations, including working capital requirements. In addition, Navios Logistics regularly reviews opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to it. In connection with any such transactions, Navios Logistics may need to raise significant amounts of capital, including debt. Navios Logistics does not have any material contractual arrangements for such transactions at this time. See “Working Capital Position,” “Capital Expenditures,” “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the three month periods ended March 31, 2018, and 2017.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Net cash provided by operating activities	$8,297	$18,948
Net cash used in investing activities	(3,651)	(16,055)
Net cash used in financing activities	(2,484)	(1,245)

Increase in cash and cash equivalents	2,162	1,648
Cash and cash equivalents and restricted cash, beginning of the period	79,888	68,082

Cash and cash equivalents and restricted cash, end of period	$82,050	$69,730

Cash provided by operating activities for the three month period ended March 31, 2018 as compared to cash provided by operating activities for the three month period ended March 31, 2017:

Net cash from operating activities decreased by $10.6 million to $8.3 million of cash provided by operating activities for the three month period ended March 31, 2018, as compared to $18.9 million of cash provided by operating activities for the same period in 2017. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Net loss	$(1,047)	$(3,007)
Depreciation of vessels, port terminals and other fixed assets	6,598	5,224
Amortization of intangible assets and liabilities	630	866
Accretion of Notes Payable / unwinding of discount	3	—
Amortization of deferred financing costs	569	259
Amortization of deferred drydock costs	1,890	1,698
Provision for losses on accounts receivable	433	254
Gain on sale of assets	(28)	(1,030)
Income taxes	(510)	(484)

Net income adjusted for non-cash items	$8,538	$3,780

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The negative change in operating assets and liabilities of $0.2 million for the three month period ended March 31, 2018 resulted from a $2.1 million increase in prepaid expenses, a $1.9 million increase in accounts receivable, a $1.0 million decrease in deferred income, $0.8 million of payments for drydock and special survey costs, a $0.4 million decrease in amounts due to affiliate companies, a $0.1 million increase in inventories and a $0.1 million decrease in income tax payable. The negative change in operating assets and liabilities was partially offset by a $3.9 million increase in accrued expenses, a $2.2 million increase in accounts payable, and a $0.1 million increase in long term liabilities.

The positive change in operating assets and liabilities of $15.2 million for the three month period ended March 31, 2017 resulted from a $11.9 million decrease in accounts receivable, a $6.7 million increase in accrued expenses, a $2.1 million increase in deferred income, a $1.0 million decrease in long term assets, a $0.6 million decrease in inventories and a $0.1 million decrease Note receivable. The positive change in operating assets and liabilities was partially offset by a $3.8 million increase in accounts payable, $2.0 million of payments for drydock and special survey costs, a $1.1 million increase in prepaid expenses, a $0.2 million decrease in amounts due to affiliate companies and a $0.1 million decrease in long term liabilities.

Cash used in investing activities for the three month period ended March 31, 2018 as compared to cash used in investing activities for the three month period ended March 31, 2017:

Net cash used in investing activities decreased by $12.4 million to $3.7 million for the three month period ended March 31, 2018, from $16.1 million for the same period in 2017.

Cash used in investing activities for the three month period ended March 31, 2018 was mainly the result of (a) $1.3 million in payments for the construction of the Company’s three new pushboats, (b) $1.3 million in payments for the construction of a river and estuary tanker, (c) $0.5 million in payments for the purchase of other fixed assets, (d) $0.5 million in payments for the purchase of covers for dry barges and (e) $0.2 million in payments for the expansion of the Company’s dry port terminal, partially mitigated by $0.1 million in collections of the Note receivable.

Cash used in investing activities for the three month period ended March 31, 2017 was mainly the result of (a) $9.0 million in payments for the expansion of the Company’s dry port terminal, (b) $4.0 million in payments for the construction of the Company’s three new pushboats, (c) $1.3 million in payments for the construction of a river and estuary tanker and (d) $1.8 million in payments for the purchase of other fixed assets.

Cash used in financing activities for the three month period ended March 31, 2018 as compared to cash used in financing activities for the three month period ended March 31, 2017:

Net cash used in financing activities increased by $1.3 million to $2.5 million cash used in financing activities for the three month period ended March 31, 2018, as compared to $1.2 million of cash used in financing activities for the same period of 2017.

Cash used in financing activities for the three month period ended March 31, 2018 was due to (a) $1.5 million in payments for the repayment of long-term debt and (b) $1.0 million in payments for the repayment of the Notes Payable (as defined below).

Cash used in financing activities for the three month period ended March 31, 2017 was due to (a) $0.9 million of payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H and (b) $1.0 million of payments for the repayment of the Notes Payable, partially mitigated by $0.7 million of proceeds from Notes Payable.

EBITDA Reconciliation to Net (loss)/income

EBITDA represents net (loss)/income plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Month Period Ended March 31, 2018

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$6,191	$146	$(7,384)	$(1,047)
Depreciation and amortization	2,190	688	4,350	7,228
Amortization of deferred drydock costs	—	1,167	723	1,890
Interest expense and finance costs, net	3,751	1,183	4,311	9,245
Income tax benefit	—	(126)	(384)	(510)

EBITDA	$12,132	$3,058	$1,616	$16,806

Three Month Period Ended March 31, 2017

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total
Net income/(loss)	$3,098	$(2,836)	$(3,269)	$(3,007)
Depreciation and amortization	807	810	4,473	6,090
Amortization of deferred drydock costs	—	958	740	1,698
Interest expense and finance costs, net	452	1,137	4,192	5,781
Income tax expense/(benefit)	—	81	(565)	(484)

EBITDA	$4,357	$150	$5,571	$10,078

EBITDA increased by $6.7 million to $16.8 million for the three month period ended March 31, 2018, as compared to $10.1 million for the same period of 2017. This increase was mainly due to (a) a $8.0 million increase in time charter, voyage and port terminal revenues of which $8.8 million was attributable to the port terminal business and $1.3 million was attributable to the cabotage business, partially mitigated by a $2.1 million decrease in the barge business, (b) a $2.4 million decrease in direct vessels expenses (excluding the amortization of deferred drydock and special survey costs) of which, $1.6 million was attributable in the cabotage business and $0.8 million in the barge business, (c) a $0.4 million increase in sales of products in the port terminal business. The increase was partially offset by (a) a $1.2 million increase in time charter, voyage and port terminal expenses of which $1.0 million was attributable to the port terminal business, $0.4 million was attributable to the barge business, partially mitigated by a decrease of $0.2 million in the cabotage business (b) a $1.0 million decrease in gain on sales of assets in the barge business, (c) a $1.0 million increase in other expense, of which $1.3 million was attributable to the barge business, partially mitigated by a $0.2 million decrease in the cabotage business and a $0.1 million decrease in the port terminal business, (d) a $0.5 million increase in cost of products sold in the port terminal business and (e) a $0.4 million increase in general and administrative expenses attributable to a $0.3 million increase in the cabotage business and a $0.1 million increase in the barge business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of March 31, 2018 and December 31, 2017, deferred financing costs associated with the 2022 Senior Notes amounted to $5.5 million and $5.7 million, respectively. Interest expense associated with the 2022 Senior Notes amounted to $6.8 million for the three month period ended March 31, 2018 ($6.8 million for the three month period ended March 31, 2017).

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2018, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Narreva Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a new $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing Navios Logistics cabotage business, as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of March 31, 2018, a balance of $99.8 million was outstanding under the Term Loan B Facility.

As of March 31, 2018 and December 31, 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $4.0 million and $4.3 million, respectively. Interest expense associated with the Term Loan B Facility amounted to $1.5 million for the three month period ended March 31, 2018.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of March 31, 2018, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $30.1 million.

Interest expense associated with the Notes Payable amounted to $0.4 million and $0.5 million for the three month period ended March 31, 2018 and 2017, respectively.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25.0 million, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of March 31, 2018, the outstanding amount of the loan was $22.4 million.

On May 18, 2017, Navios Logistics entered into a $14.0 million term loan facility in order to finance the acquisition of two product tankers. The term loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of March 31, 2018, the outstanding amount of the loan was $13.0 million and deferred financing costs associated with the term loan amounted to $0.1 million.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2018, the outstanding loan balance was $0.2 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of March 31, 2018.

The annualized weighted average interest rates of the Company’s total borrowings were 6.88% and 5.36% for the three month periods ended March 31, 2018 and 2017, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of March 31, 2018, based on the repayment schedule of the respective loan facilities (as described above).

Year	As of March 31, 2018 (Amounts in millions of U.S. dollars)
March 31, 2019	$11.7
March 31, 2020	12.1
March 31, 2021	13.1
March 31, 2022	109.6
March 31, 2023	387.3
March 31, 2024 and thereafter	6.6

Total	$540.4

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2018:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$11.7	$25.2	$496.9	$6.6	$540.4
Operating lease obligations (barges)	0.2	0.2	—	—	0.4
Acquisition of estuary and river tanker(2)	8.1	—	—	—	8.1
Rent obligations(3)	0.8	1.3	0.3	—	2.4

Total	$20.8	$26.7	$497.2	$6.6	$551.3

(1)	Represents principal payments on amounts drawn on our outstanding credit facilities, the Senior Notes, the Term loan B Facility and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $37.0 million (less than 1 year), $72.0 million (1-3 years), $46.5 million (3-5 years) and $0.2 million (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.
(2)	Future remaining contractual payments for the acquisition of an estuary and river tanker. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7.6 million (€6.2 million).
(3)	We have several lease agreements with respect to our various operating offices. For a detailed discussion of Navios Logistics’ lease agreements, refer to “Item 4.D. Property, Plants and Equipment,” included in the Company’s 2017 Form 20-F.

Working Capital Position

On March 31, 2018, Navios Logistics’ current assets totaled $126.3 million, while current liabilities totaled $62.5 million, resulting in a positive working capital position of $63.8 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of March 31, 2018, Navios Logistics had paid $32.0 million for the construction of the three new pushboats.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $15.3 million (€12.4 million). As of March 31, 2018, Navios Logistics had paid $7.5 million related to the construction of the tanker vessel. The vessel is expected to be delivered in the second quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of March 31, 2018, Navios Logistics had paid $158.5 million related to the iron ore terminal expansion.

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for a total consideration of $1.1 million. As of March 31, 2018, Navios Logistics had paid the whole amount.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes and the Term Loan B Facility.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

On November 3, 2017, Navios Logistics paid a dividend in the aggregate amount of $70.0 million, of which $44.7 million was paid to Navios Holdings.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables is limited due to the fact that Navios Logistics’ customers are established international operators and have an appropriate credit history, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the three month period ended March 31, 2018, two customers, Vale and Axion accounted for 35.0% and 11.3% of Navios Logistics’ revenues, respectively. For the three month period ended March 31, 2017, four customers, Vale, Axion, Cammesa and YPF accounted for 18.5%, 16.1%, 12.5% and 10.5% of Navios Logistics’ revenues, respectively.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Legal Proceedings”, discussion about the dispute between the Company and Vale International S.A. (“Vale”), relating to the service contract for the iron ore port facility in Nueva Palmira, Uruguay.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of nonperformance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2019.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

The Company had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on this dispute with Vale and the latter was ordered to pay the Company $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount had been received in March 2017.

On March 30, 2016, the Company received written notice from Vale stating that Vale did not intend to perform the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

Related Party Transactions

Balance due from affiliates as of March 31, 2018 amounted to $0.2 million (December 31, 2017: $0.3 million due to affiliates) which includes the current amounts due from Navios Holdings.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the three month period ended March 31, 2018 amounted to $0.3 million ($0.3 million for the three month period ended March 31, 2017).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges for the three month period ended March 31, 2018 and 2017 were less than $0.1 million and amounts payable were less than $0.1 million both as of March 31, 2018 and as of December 31, 2017.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments— As of March 31, 2018 and December 31, 2017, Navios Logistics had a total of $540.4 million and $542.9 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of March 31, 2018 was $0.2 million and $361.0 million, respectively, but do not affect the related interest expense. The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of March 31, 2018, the Company’s floating rate loan facilities was $165.2 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended March 31, 2018 by $1.7 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the three month periods ended March 31, 2018 and 2017 approximately 51.1% and 59.8%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the three month period ended March 31, 2018 by $0.2 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2017 Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	March 31, 2018 (unaudited)	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents		$82,050	$79,888
Accounts receivable, net		27,214	25,726
Due from affiliate companies	7	183	—
Note receivable, current portion	3	211	318
Prepaid expenses and other current assets		8,320	6,183
Inventories		8,317	8,257

Total current assets		126,295	120,372

Deposits for vessels, port terminals and other fixed assets	3	7,474	36,849
Vessels, port terminals and other fixed assets, net	3	556,216	529,009
Intangible assets other than goodwill, net	4	59,378	60,008
Goodwill		104,096	104,096
Note receivable, net of current portion	3	494	500
Other long term-assets		16,074	17,181

Total noncurrent assets		743,732	747,643

Total assets		$870,027	$868,015

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$25,108	$22,273
Due to affiliate companies	7	—	265
Accrued expenses		22,130	18,350
Deferred income		4,773	5,740
Notes payable, current portion	5	4,903	4,711
Current portion of long-term debt	5	5,607	5,254

Total current liabilities		$62,521	$56,593

Senior notes, net	5	369,540	369,260
Notes payable, net of current portion	5	25,196	26,398
Long term-debt, net of current portion	5	125,592	127,123
Income tax payable		420	466
Deferred tax liability		7,351	7,765
Other long-term liabilities		1,179	1,135

Total noncurrent liabilities		$529,278	$532,147

Total liabilities		$591,799	$588,740

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, March 31, 2018 and December 31, 2017	8	20	20
Additional paid-in capital		233,441	233,441
Retained earnings		44,767	45,814

Total stockholders’ equity		278,228	279,275

Total liabilities and stockholders’ equity		$870,027	$868,015

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share and per share data)

	Notes	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
Time charter, voyage and port terminal revenues		$43,843	$35,789
Sales of products		8,425	8,012
Time charter, voyage and port terminal expenses		(7,826)	(6,567)
Direct vessel expenses		(15,319)	(17,528)
Cost of products sold		(7,983)	(7,453)
Depreciation and amortization	3,4	(7,228)	(6,090)
General and administrative expenses		(3,924)	(3,521)
Interest expense and finance cost, net		(9,245)	(5,781)
Gain on sale of assets		28	1,030
Other expense, net		(2,328)	(1,382)

Loss before income taxes		$(1,557)	$(3,491)
Income tax benefit		510	484

Net loss		$(1,047)	$(3,007)

Basic and diluted net loss per share		$(0.05)	$(0.15)

Weighted average number of shares, basic and diluted	8	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended March 31, 2018 (unaudited)	Three Month Period Ended March 31, 2017 (unaudited)
OPERATING ACTIVITIES:
Net loss		$(1,047)	$(3,007)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Non-cash adjustments		9,585	6,787
(Increase) /decrease in operating assets		(4,117)	12,423
Increase in operating liabilities		4,660	4,735
Payments for drydock and special survey costs		(784)	(1,990)

Net cash provided by operating activities		8,297	18,948

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets	3	(1,112)	(1,707)
Deposits for vessels, port terminals and other fixed assets		(2,657)	(14,348)
Proceeds from Notes Receivable		118	—

Net cash used in investing activities		(3,651)	(16,055)

FINANCING ACTIVITIES:
Repayments of long-term debt	5	(1,467)	(17)
Payments of obligations under capital leases	3	—	(910)
Proceeds from Notes Payable		—	709
Repayment of Notes Payable		(1,017)	(1,027)

Net cash (used in)/ provided by financing activities		(2,484)	(1,245)

Net increase in cash and cash equivalents		2,162	1,648

Cash and cash equivalents and restricted cash, beginning of period		79,888	68,082

Cash and cash equivalents and restricted cash, end of period		$82,050	$69,730

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$1,834	$215
Non cash investing and financing activities:
Transfers from deposits for vessels, port terminals and other fixed assets		$32,032	$—
Acquisition of vessels, port terminals and other fixed assets, net		$(714)	$—
Deposits for vessels, port terminals and other fixed assets		$—	$(2,075)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2016	20,000	$20	$303,441	$42,709	$346,170
Net loss	—	—	—	(3,007)	(3,007)

Balance March 31, 2017 (unaudited)	20,000	$20	$303,441	$39,702	$343,163

Balance December 31, 2017	20,000	$20	$233,441	$45,814	$279,275
Net loss	—	—	—	(1,047)	(1,047)

Balance March 31, 2018 (unaudited)	20,000	$20	$233,441	$44,767	$278,228

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated statements of financial position, statements of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include certain information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2017 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in accounting principles:

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash

The Company historically presented changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. During the first quarter of 2018, the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements. Restricted cash balance was zero for all periods presented.

The effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows for the three months ended March 31, 2017 resulted in a decrease of cash provided by operating activities in the amount of $2,900 with a corresponding increase in cash and cash equivalents and restricted cash of $2,900.

ASC 606, Revenue from Contracts with Customers (ASC 606)

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company’s contract revenues from time chartering continue to be governed by ASC 840 Leases. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice.

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

Subsidiaries:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned.

(c) Revenue Recognition:

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and was deemed to end upon the completion of discharge under the current voyage. The percentage of transit time was based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date was determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity was recognized ratably over the period of the contracts.

Upon adoption of ASC 606, the Company will recognize revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

Revenues earned under contracts of affreightment (“COA”)/voyage contracts, amounted to $8,929 and $10,306 for the three month periods ended March 31, 2018 and 2017, respectively.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Revenues from time chartering and bareboat chartering of vessels and barges amounted to $18,546 and $17,907 for the three month periods ended March 31, 2018 and 2017, respectively.

Revenues from dry port terminals operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel. Revenue from dry port terminal operations amounted to $14,390 and $5,714 for the three month periods ended March 31, 2018 and 2017, respectively. Revenues from storage fees in the dry port terminal operations amounted to $267 and $370 for the three month periods ended March 31, 2018 and 2017, respectively. Dockage revenues in the dry port terminal operations amounted to $607 and $656 for the three months period ended March 31,2018 and 2017, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Revenues from the liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks. Revenues from sale of products amounted to $8,425 and $8,012 for the three month periods ended March 31, 2018 and 2017, respectively. Revenues from liquid port terminal operations amounted to $998 and $735 for the three month periods ended March 31, 2018 and 2017, respectively.

(d) Recent Accounting Pronouncements:

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASC 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASC 842 is adopted, the Company would elect the transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, good and services embedded in the charter-out contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases, which have lease terms greater than 12 months and the Company is the lessee and may identify additional impacts this guidance will have on the consolidated financial statements and disclosures.

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consisted of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$472,083	$(164,058)	$308,025
Additions	522	(4,406)	(3,884)
Transfers from oil storage plant and port facilities for liquid cargoes	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	32,032	—	32,032

Balance March 31, 2018	$505,266	(168,464)	336,802

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$221,822	$(20,649)	$201,173
Additions	1,278	(1,695)	(417)
Disposals	(156)	137	(19)

Balance March 31, 2018	$222,944	(22,207)	200,737

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$29,819	$(11,979)	$17,840
Additions	—	(308)	(308)
Transfers to tanker vessels, barges and pushboats	(629)	—	(629)

Balance March 31, 2018	$29,190	(12,287)	16,903

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$5,722	$(3,751)	$1,971
Additions	26	(189)	(163)
Write-off	(34)	—	(34)

Balance March 31, 2018	$5,714	(3,940)	1,774

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$729,446	$(200,437)	$529,009
Additions	1,826	(6,598)	(4,772)
Disposals	(156)	137	(19)
Transfers from deposits for vessels, port terminal and other fixed assets, net	32,032	—	32,032
Write-off	(34)	—	(34)

Balance March 31, 2018	$763,114	(206,898)	556,216

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Certain assets of the Company have been pledged as collateral for a loan facility. As of March 31, 2018 and December 31, 2017, the net book value of such assets was $93,397 and $93,991, respectively.

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of March 31, 2018, Navios Logistics had paid the whole amount (as of December 31, 2017: $629).

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

Future minimum collections of Note receivable as of March 31, 2018, are as follows:

Collections Due by Period	March 31, 2018
March 31, 2019	$229
March 31, 2020	115
March 31, 2021	111
March 31, 2022	167
March 31, 2023	39
March 31, 2024	131

Total future minimum note receivable collections	792
Less: amount representing interest	(87)

Present value of future minimum Note receivable collections (1)	$705

(1)	Reflected in the balance sheet as Note receivable current and non-current.

Deposits for vessels, port terminals and other fixed assets

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of March 31, 2018, a total of $32,032 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $3,874. As of December 31, 2017, Navios Logistics had paid $30,708 for the construction of the three new pushboats.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $15,275 (€12,400). As of March 31, 2018 and December 31, 2017, Navios Logistics had paid $7,474 and $6,141, respectively (including supervision cost). Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of this tanker amounted to $326 and $205 as of March 31, 2018 and December 31, 2017, respectively. The vessel is expected to be delivered in the second quarter of 2018. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7,638 (€6,200).

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of March 31, 2018 and December 31, 2017 consisted of the following:

March 31, 2018	Acquisition Cost	Accumulated Amortization	Net Book Value March 31, 2018
Port terminal operating rights	53,152	(11,075)	42,077
Customer relationships	36,120	(18,819)	17,301

Total intangible assets	$89,272	$(29,894)	$59,378

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

December 31, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2017
Trade name	$10,420	$(10,420)	—
Port terminal operating rights	53,152	(10,889)	42,263
Customer relationships	36,120	(18,375)	17,745

Total intangible assets	$99,692	$(39,684)	$60,008

Amortization expense for the three month period ended March 31, 2018 amounted to $630, ($866 for the three month period ended March 31, 2017).

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	37,102	42,077
Customer relationships	1,775	1,775	1,775	1,775	1,775	8,426	17,301

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$45,528	$59,378

NOTE 5: BORROWINGS

Borrowings consisted of the following:

	March 31, 2018	December 31, 2017
Senior notes	$375,000	$375,000
Term Loan B Facility	99,750	100,000
BBVA loan	22,400	23,250
Notes payable	30,099	31,109
Term Bank loan	12,950	13,300
Loan for Nazira	235	253

Total borrowings	540,434	542,912
Less: current portion	(10,510)	(9,965)
Less: deferred financing costs, net	(9,596)	(10,166)

Total long-term borrowings	$520,328	$522,781

Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of March 31, 2018 and December 31, 2017, deferred financing costs associated with the 2022 Senior Notes amounted to $5,460 and $5,740, respectively. Interest expense associated with the senior notes amounted to $6,797, and $6,797 for the three month period ended March 31, 2018 and 2017, respectively.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2018, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a new $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing Navios Logistics cabotage business, as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of March 31, 2018, a balance of $99,750 was outstanding under the Term Loan B Facility.

As of March 31, 2018 and December 31, 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $4,048 and $4,331, respectively. Interest expense associated with the Term Loan B Facility amounted to $1,530 for the three month period ended March 31, 2018.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of March 31, 2018, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $30,099.

Interest expense associated with the Notes Payable amounted to $419 and $453 for the three month periods ended March 31, 2018 and 2017, respectively.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25,000, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of March 31, 2018, the outstanding amount of the loan was $22,400.

On May 18, 2017, Navios Logistics entered into a $14,000 term loan facility in order to finance the acquisition of two product tankers. The term loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of March 31, 2018, the outstanding amount of the loan was $12,950 and deferred financing costs associated with the term loan amounted to $88.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2018, the outstanding loan balance was $235. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of March 31, 2018.

The annualized weighted average interest rates of the Company’s total borrowings were 6.88% and 5.36% for the three month periods ended March 31, 2018 and 2017, respectively.

The maturity table below reflects future payments of the long-term debt outstanding as of March 31, 2018, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
March 31, 2019	$11,672
March 31, 2020	12,085
March 31, 2021	13,182
March 31, 2022	109,554
March 31, 2023	387,353
March 31, 2024 and thereafter	6,588

Total	$540,434

NOTE 6: COMMITMENTS AND CONTINGENCIES

As of March 31, 2018, the Company had operating lease obligations relating to chartered-in barges through March 2020.

As of March 31, 2018, the Company had obligations related to the construction of a river and estuary tanker (including supervision costs) of $8,050 until the second quarter of 2018.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2019.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company had a dispute with Vale regarding the termination date of a CoA contract, which was under arbitration proceedings in New York. Related to this arbitration, the Company issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of operations under “Other income, net” as part of this compensation during the first quarter of 2017. The full amount was received in March 2017, and the collateralized cash amount of $2,900, was released.

On March 30, 2016, the Company received written notice from Vale stating that Vale did not intend to perform the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At March 31, 2018 and December 31, 2017, the amounts due from / (due to) affiliate companies were as follows:

	March 31, 2018	December 31, 2017
Navios Holdings	$183	$(265)

Amounts from/(due to) affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, the Company extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the three month period ended March 31, 2018 amounted to $250 ($250 for the three month period ended March 31, 2017).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $3 for the three month period ended March 31, 2018, ($17 for the three month period ended March 31, 2017), and amounts payable amounted to $3 as of March 31, 2018 and $16 as of December 31, 2017.

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of March 31, 2018 and December 31, 2017, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations is comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, two self-propelled barges until they were sold in February 2017 and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three month period ended March 31, 2018 and 2017:

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2018	Cabotage Business Segment for the Three Month Period Ended March 31, 2018	Barge Business Segment for the Three Month Period Ended March 31, 2018	Total
Time charter, voyage and port terminal revenues	$16,368	$10,478	$16,997	$43,843
Sales of products	8,425	—	—	8,425
Time charter, voyage and port terminal expenses	(3,739)	(332)	(3,755)	(7,826)
Direct vessel expenses	—	(6,986)	(8,333)	(15,319)
Cost of products sold	(7,983)	—	—	(7,983)
Depreciation and amortization	(2,190)	(688)	(4,350)	(7,228)
General and administrative expenses	(921)	(557)	(2,446)	(3,924)
Interest expense and finance cost, net	(3,751)	(1,183)	(4,311)	(9,245)
Gain on sale of assets	28	—	—	28
Other expense, net	(46)	(712)	(1,570)	(2,328)

Income/(loss) before income taxes	6,191	20	(7,768)	(1,557)
Income tax benefit	—	126	384	510

Net income/(loss)	$6,191	$146	$(7,384)	$(1,047)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2017	Cabotage Business Segment for the Three Month Period Ended March 31, 2017	Barge Business Segment for the Three Month Period Ended March 31, 2017	Total
Time charter, voyage and port terminal revenues	$7,576	$9,229	$18,984	$35,789
Sales of products	8,012	—	—	8,012
Time charter, voyage and port terminal expenses	(2,740)	(510)	(3,317)	(6,567)
Direct vessel expenses	—	(8,376)	(9,152)	(17,528)
Cost of products sold	(7,453)	—	—	(7,453)
Depreciation and amortization	(807)	(810)	(4,473)	(6,090)
General and administrative expenses	(933)	(294)	(2,294)	(3,521)
Interest expense and finance cost, net	(452)	(1,137)	(4,192)	(5,781)
Gain on sale of assets	—	—	1,030	1,030
Other expense, net	(105)	(857)	(420)	(1,382)

Income/(loss) before income taxes	3,098	(2,755)	(3,834)	(3,491)
Income tax (expense)/benefit	—	(81)	565	484

Net income/(loss)	$3,098	$(2,836)	$(3,269)	$(3,007)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $344,276 and $344,874 at March 31, 2018 and December 31, 2017, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $217,640 and $219,013 as of March 31, 2018 and December 31, 2017, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $17,301 and $17,745 as of March 31, 2018 and December 31, 2017, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $42,077 and $42,263 as of March 31, 2018 and December 31, 2017, respectively.

As of March 31, 2018 and December 31, 2017, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2022 Senior Notes and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

Note receivable: The carrying amount of the Note receivable approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Long term debt: The long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$82,050	$82,050	$79,888	$79,888
Note receivable, including current portion	$705	$705	$818	$818
Senior notes	$(369,540)	$(361,039)	$(369,260)	$(361,549)
Term Loan B Facility	$(95,702)	$(101,500)	$(95,669)	$(101,563)
Notes payable, including current portion	$(30,099)	$(30,099)	$(31,109)	$(31,109)
Long-term debt, including current portion	$(35,497)	$(35,497)	$(36,708)	$(36,708)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$82,050	$82,050	$—	$—
Note receivable, including current portion(2)	$705	$705	$—	$—
Senior notes	$(361,039)	$(361,039)	$—	$—
Term Loan B Facility	$(101,500)	$—	$(101,500)	$—
Notes payable(1)	$(30,099)	$—	$(30,099)	$—
Long-term debt(1)	$(35,497)	$—	$(35,497)	$—

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$79,888	$79,888	$—	$—
Note receivable, including current portion(2)	$818	$818	$—	$—
Senior notes	$(361,549)	$(361,549)	$—	$—
Term Loan B Facility	$(101,563)	$—	$(101,563)	$—
Notes payable(1)	$(31,109)	$—	$(31,109)	$—
Long-term debt(1)	$(36,708)	$—	$(36,708)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.
(2)	The fair value of the Company’s Note receivable is estimated considering the counterparty’s creditworthiness.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2018	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer